Boxceipts.com, Inc

5711 W. 157th Terrace

Overland Park, KS 66223

January 11, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Boxceipts.com Inc.

Registration Statement on Form S-1

Filed October 18, 2011

File No. 333-177362

Request for Withdrawal

Ladies and Gentlemen:

Boxceipts.com Inc. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-177362) on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on October 18, 2011 and amended on December 1, 2011 (the “Registration Statement”). Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to general market conditions. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. If you have any questions regarding the foregoing, please do not hesitate to contact Sheila L. Seck at (913) 815-8485 of Seck & Associates. Thank you for your assistance in this matter.

Very truly yours,

BOXCEIPTS.COM INC.

By:	/s/Mark W. DeFoor
Name: Mark W. DeFoor
Title: Chief Executive Officer

cc: Sheila L. Seck, Seck & Associates LLC